June 24, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Attn:	Amanda Kim, Senior Staff Accountant

Stephen Krikorian, Accounting Branch Chief

Matthew Crispino, Staff Attorney

Jan Woo, Legal Branch Chief

Re:	VPC Impact Acquisition Holdings

Amendment No. 1 to Registration Statement on Form S-4

Filed May 25, 2021

File No. 333-254935

Ladies and Gentlemen:

On behalf of our client, VPC Impact Acquisition Holdings, a Cayman Islands exempted company (the “Company”), we are writing to propose the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-4/A filed on May 25, 2021 (the “Registration Statement”), contained in the Staff’s letter dated June 17, 2021 (the “Comment Letter”).

As discussed with the accounting Staff during a virtual meeting on June 23, 2021, we are submitting supplementally as an Annex A-1 - A-4 to this letter, proposed marked copies of the pages of the Registration Statement reflecting revised disclosures responsive to the Staff’s comments in the Comment Letter. The Company intends to incorporate these changes into a future amendment to the Registration Statement.

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 Registration Statement on Form S-4

Questions and Answers for Shareholders of VIH, page 12

1.

We note your response to prior comment 1. Please add disclosure to the Q&A section or the summary explaining that although ICE will beneficially own approximately 65% of Bakkt Pubco common stock following the business combination, the company will not be a controlled company under the applicable rules of the NYSE because of the terms of the voting agreement between ICE and Bakkt Pubco.

United States Securities and Exchange Commission

June 24, 2021

Response:

The Company will revise page 32 the Registration Statement to include the aforementioned summary with the disclosure of the post-closing company structure. Please refer to the corresponding proposed disclosure set forth in Annex A-1 to this letter.

Projected Financial Information, page 160

2.

Please consider revising the column labeled as revenue to use a more appropriate description. Revenue in this table appears to include the asset value of the cryptocurrency and defining that value as revenue is contrary to your response to prior comment no. 8. Alternatively, consider presenting the asset value in a separate column that does not imply that the amount is revenue.

Response:

We respectfully acknowledge the Staff’s comments and inform the Staff that the Company will revise page 162 of the Registration Statement to show the sub-components included in the above-referenced revenue information, as set forth in the corresponding proposed disclosure set forth in Annex A-2 to this letter. In addition, the Company has clarified the disclosure corresponding to the accounting treatment relating to the use of financial projections. These proposed revisions have also been reflected in the risk factors on page 96 and 102 of the Registration Statement and in the projected financial information section on page 161 of the Registration Statement, which disclosures also are included in Annex A-2.

Further, the Company informs the Staff that the activities described by the Company in response to the Staff’s prior comment 8, which relate to Bakkt’s custody activity within Bakkt Trust, constitute separate and distinct activities from activity in the Bakkt consumer app. The sales of cryptocurrency relate to transactions executed on Bakkt’s consumer app within Bakkt Marketplace, which activities are currently immaterial. Bakkt intends to pre-clear its accounting policy for revenue recognition related to these transactions with the Staff before the activity becomes material.

Management’s Discussion & Analysis of Financial Condition and Results of Operations of Bakkt Key Factors Affecting Our Performance, page 284

3.

In response to prior comment 5, you revised your disclosures to state Bakkt has over 250 partners currently accessible through the platform. Additionally, you disclose in your results of operations that revenue materially increased due to the expansion of your loyalty business. Given the material increase, please disclose the partners accessible for all periods presented.

United States Securities and Exchange Commission

June 24, 2021

Response:

The Company will revise the Registration Statement on page 288 to clarify that the increase in revenue related to the increased activity from the Company’s loyalty redemption business following the acquisition of Bridge2 Solutions and, with respect to the increase in the first quarter of 2021, increased revenue from higher customer activity in the Company’s loyalty redemption business. Furthermore, the Company will clarify on page 284 that the number of partners increased significantly following the launch of the Company’s consumer app in March 2021, which enabled the Company to add gift card partners and “view only” partners (meaning that users can view, but not transact in, their loyalty point balances with such partners). As such, the Company believes that a comparison of partners to periods prior March 2021 would not be meaningful to readers of the Registration Statement. Corresponding proposed disclosure in response to this comment is set forth in Annex A-3 to this letter.

Results of Operations, page 287

4.

We have reviewed your response to prior comment 6. Please include the reconciliation of Bridge2 Solutions’ revenue included in Bakkt’s consolidated statements of operations from February 22, 2020 through December 31, 2020 to Bakkt’s reported revenue of $28,495K for the year ended December 31, 2020 in your Results of Operations.

Response:

The Company will revise pages 287 and 291 of the Registration Statement accordingly as set forth in the corresponding proposed disclosure set forth in Annex A-4 to this letter.

Bakkt Holdings, LLC

Revenue recognition, page F-59

5.	We continue to consider your response to prior comment 8 and may have further comments.

The Company acknowledges the Staff’s comment.

* * *

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ WHITE & CASE LLP

WHITE & CASE LLP

Annex A-1

Proposed Changes in Response to Staff Comment No. 1

The diagram below depicts a simplified version of our organizational structure immediately following the Closing.

Post-Closing Company Structure

(1)

The term Bakkt Equity Holders includes ICE. Although ICE will beneficially own greater than 50% of Bakkt Pubco Common Stock, Bakkt Pubco will not be able to avail itself of any grace periods or “controlled company” exemptions provided under the applicable rules of the NYSE due to the limitations imposed by the Voting Agreement that ICE and the Company will enter into at Closing.

Our organizational structure following the completion of the Business Combination, as described above, is commonly referred to as an umbrella partnership-C corporation (or “Up-C”) structure. This organizational structure will allow the Bakkt Equity Holders to retain their equity ownership in Bakkt, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Bakkt Opco Common Units. Those investors who, prior to the Business Combination, held VIH Class A Ordinary Shares or VIH Class B Ordinary Shares of VIH will, by contrast, hold their equity ownership in Bakkt Pubco that is a domestic corporation for U.S. federal income tax purposes. VIH believes that the Bakkt Equity Holders will generally find it advantageous to continue to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. VIH does not believe that the Up-C organizational structure will give rise to any significant business or strategic benefit or detriment to VIH. See the section entitled “Risk Factors—Risks Related to the Domestication and the Business Combination” beginning on page 54 of this proxy statement/prospectus for additional information on our organizational structure, including the Tax Receivable Agreement.

Annex A-2

Proposed Changes in Response to Staff Comment No. 2

Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, no reconciliation of the financial measures included in the Projections were prepared, and therefore none have been provided in this proxy statement/prospectus.

Below is a summary of the key Projections.

($ in millions)	2021E	2022E	2023E	2024E	2025E
Transaction(1)	$16	$137	$234	$294	$351
Crypto Trades(2)	849	2,863	4,413	5,410	6,206
Subscription, Services and Other	23	30	35	37	40

Revenue	$889	$3,030	$4,681	$5,741	$6,597

Transaction-Based Expenses(3)	(834)	(2,806)	(4,325)	(5,302)	(6,082)
Revenue Less Transaction-Based Expenses(4)	$55	$224	$357	$439	$515

EBITDA(5)	$(184)	$(46)	$79	$181	$242
Adjustments(6)	15	23	32	39	43

Adjusted EBITDA(7)	$(169)	$(23)	$111	$221	$285

Note: All projected financial information is subject to the detailed assumptions and disclosures set forth above in this section entitled “Projected Financial Information.” Also, certain information presented above may not sum to total due to rounding.

(1)	Transaction revenue is shown net of certain contra-revenue items.
(2)

Consists of the gross revenue from sales of cryptocurrency, in which Bakkt will act as the principal, in transactions with its third-party trading relationships and its app consumers. The revenue activity relates to the launch of Bakkt’s consumer app, which became broadly available in March 2021. The revenue projections were based, among other things, on estimates of active and transacting user base, transaction volume and the price of cryptocurrency.

(3)	Consists of estimated cost of cryptocurrency sold.
(4)

Revenue Less Transaction-Based Expenses is calculated as revenue (which substantially consists of the gross revenue from sales of cryptocurrency (see footnote 2 above)) less the estimated cost of cryptocurrency sold (see footnote 3 above).

(5)	EBITDA is a non-GAAP financial measure and is defined as earnings before interest, income taxes, depreciation and amortization.
(6)

Adjustments reflect certain non-cash and/or non-recurring items that are added to EBITDA to calculate Adjusted EBITDA, including non-cash compensation (which does not reflect the anticipated non-cash compensation granted to the then-incoming chief executive officer) and parent equity contribution amortization (which is a contra-revenue item).

(7)

Adjusted EBITDA is a non-GAAP financial measure and is defined as earnings before interest, income taxes, depreciation, amortization and certain non-cash and/or non-recurring items that do not contribute directly to Bakkt’s evaluation of its operating results. These items include, among others, acquisition costs, restructuring and certain severance costs, strategic initiative and other charges, unit-based compensation, parent equity contribution (a contra-revenue item), and the impact of certain other period specific non-recurring transactions.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF INTERNAL FINANCIAL PROJECTIONS, NONE OF VIH, BAKKT OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR AFFILIATES UNDERTAKES ANY OBLIGATION TO, AND EACH EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO, UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING

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•	consumer launch of the Bakkt Platform in Q1 2021;

•	continued acquisition of partnerships with digital asset content providers; and

•

expansion of the number and type of digital assets offered on the Bakkt Platform including, but not limited to additional cryptoassets, in-game assets, equity securities and additional loyalty and rewards points/miles.

The Projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Projections included in this document have been prepared by, and are the responsibility of, Bakkt’s management. Neither the independent registered public accounting firms of Bakkt or VIH nor any other registered public accounting firms, have compiled, examined or performed any procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information their achievability, and the independent registered public accounting firms of Bakkt and VIH assume no responsibility for, and disclaim any association with, the Projections. The report of the independent registered public accounting firm included in this document relates to the historical financial information of Bakkt. It does not extend to the Projections and should not be read to do so. Additionally, at the time the Projections were provided to the VIH Board, the accounting for revenues from cryptocurrency transactions were under review and subject to change. Revenues and costs resulting from cryptocurrency transactions in the Projections were reflected on a gross basis. See also risk factors titled “Because there is limited guidance for tax reporting or accounting of Bitcoin and other cryptoasset transactions, the determination that Bakkt has made for how to account for or report the tax treatment of cryptoasset transactions may be subject to change” on page 96 and “Future changes in financial accounting standards may significantly change Bakkt’s reported results of operations” on page 102. Furthermore, the Projections do not take into account any circumstances or events occurring after the date they were prepared. Nonetheless, a summary of the Projections is provided in this proxy statement/prospectus because the Projections were made available to VIH. The inclusion of the Projections in this proxy statement/prospectus should not be regarded as an indication that VIH, the VIH Board, or their respective affiliates, advisors or other representatives considered, or now considers, such Projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. No person has made or makes any representation or warranty to any VIH shareholder regarding the information included in these Projections. The Projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on this information. The Projections should not be viewed as public guidance.

The Projections are not included in this proxy statement/prospectus in order to induce any VIH shareholders to vote in favor of any of the proposals at the extraordinary general meeting.

VIH encourages you to review the financial statements of Bakkt included in this proxy statement/prospectus, as well as the financial information in the sections entitled “Selected Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 47 of this proxy statement/prospectus and to not rely on any single financial measure.

Bakkt uses certain financial measures in the Projections that are not prepared in accordance with GAAP as supplemental measures to evaluate operational performance. While Bakkt believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Bakkt’s competitors and may not be directly comparable to similarly titled measures of Bakkt’s competitors. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Financial measures included in the Projections provided to a board of directors or financial advisor in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore the

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damage Bakkt’s reputation, limit Bakkt’s growth and materially and adversely affect Bakkt’s business, financial condition and results of operations.

Transactions involving loyalty points may become subject to U.S. federal income taxation and information reporting obligations.

The IRS has stated in administrative guidance that the receipt of loyalty points in connection with the purchase of goods or services for personal use generally is not taxable. Similarly, IRS guidance provides that the receipt or personal use of loyalty points (including airline frequent flyer miles) obtained in connection with business travel is not taxable. However, it is unclear whether the conversion to cash of loyalty points is or may become subject to U.S. federal income taxation or information reporting obligations.

Even if such transactions are determined to be subject to U.S. federal income tax, Bakkt Opco is not expected to incur a U.S. federal income tax liability because Bakkt Opco is neither an issuer nor a recipient of such rewards. However, in its capacity as the facilitator of an exchange on which such transactions occur, Bakkt Opco may be deemed to have certain information reporting obligations to the IRS. The IRS has provided limited guidance with respect to information reporting obligations for transactions involving loyalty points, and, absent future regulatory or administrative guidance, Bakkt Opco does not expect to file any information returns with the IRS for such transactions. There can be no assurances, however, that the IRS will not take a contrary position with respect to Bakkt Opco’s information reporting obligations. If the IRS were to successfully challenge Bakkt Opco’s position with respect to its information reporting obligations or if it were ultimately determined that the conversion of loyalty points to cash is taxable and subject to information reporting obligations, Bakkt Opco could potentially be subject to significant penalties for any failure to satisfy such information reporting obligations. As a result of the foregoing, Bakkt Opco’s planned business model may be adversely affected or it may incur additional costs in connection therewith.

Changes in tax laws or their judicial or administrative interpretations, or becoming subject to additional taxes that cannot be passed through to Bakkt’s loyalty users, could negatively affect Bakkt’s business, financial condition and results of operations.

Bakkt’s operations may be subject to extensive tax liabilities, including federal and state and transactional taxes such as excise, sales/use, payroll, franchise, withholding, and ad valorem taxes. Changes in tax laws or their judicial or administrative interpretations could decrease the amount of revenues Bakkt receives, the value of any tax loss carryforwards and tax credits recorded on its balance sheet and the amount of its cash flow, and may have a material adverse impact on its business, financial condition and results of operations. Some of Bakkt’s tax liabilities may be subject to periodic audits by the applicable taxing authority which could increase its tax liabilities. Furthermore, Bakkt may become subject to incremental taxation in various taxing jurisdictions. Taxing jurisdictions have not yet adopted uniform positions on this topic. If Bakkt is required to pay additional taxes and is unable to pass the tax expense through to its users, its costs would increase and its net income would be reduced, which could have a material adverse effect on its business, financial condition and results of operations.

Because there is limited guidance for tax reporting or accounting of Bitcoin and other cryptoasset transactions, the determination that Bakkt has made for how to account for or report the tax treatment of cryptoasset transactions may be subject to change and challenge by relevant tax authorities in various countries, including the United States. Failure to properly report activity related to cryptoassets for tax or accounting purposes may have negative regulatory or legal outcomes and harm the Company’s reputation.

Because there has been limited guidance for the tax reporting of cryptoassets and limited guidance has been provided by the IRS, it is unclear how cryptoasset transactions or other actions related to cryptoassets (such as forks or other similar items) and related tax consequences should be accounted for or reported for tax purposes. Furthermore, the accounting treatment for revenues from cryptocurrency transactions is currently under review and subject to change. Failure to properly account for and report the transactions and other items related to the cryptoassets held by Bakkt’s consumers to relevant tax authorities, such as the IRS, or with the SEC could have negative outcomes for Bakkt and harm its reputation with consumers and others.

Furthermore, if the Company is unable to satisfy its obligations as a public company, the Company could be subject to delisting of the Bakkt Pubco Class A Common Stock, fines, sanctions, and other regulatory action and potentially civil litigation.

The Company is an “emerging growth company,” as defined under the federal securities laws, and the Company cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Bakkt Pubco Class A Common Stock less attractive to investors.

The Company is an “emerging growth company,” as defined in the Securities Act, and the Company intends to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, among other things, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, an extended transition period provided in the Securities Act for complying with new or revised accounting standards, and reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding stockholder advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the Company’s stockholders may not have access to certain information that they may deem important.

The Company will remain an emerging growth company until the earlier of (a) the last day of the fiscal year following September 22, 2025, (b) the last day of the fiscal year in which the Company has total annual gross revenues of at least $1.07 billion, (c) the date on which the Company has issued more than $1.0 billion in non-convertible debt during the prior three-year period and (d) the date on which the Company is deemed to be a large accelerated filer, which means the market value of the Company’s common stock that is held by non-affiliates exceeds $700 million as of the prior December 31st. If some investors find the Bakkt Pubco Class A Common Stock less attractive as a result, there may be a less active trading market for the Bakkt Pubco Class A Common Stock, the Company’s stock price may be more volatile and the price of the Bakkt Pubco Class A Common Stock may decline.

Future changes in financial accounting standards may significantly change Bakkt’s reported results of operations.

GAAP is subject to standard setting or interpretation by the Financial Accounting Standards Board, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on Bakkt’s reported financial results. For example, the accounting treatment for revenues from cryptocurrency transactions is under review and subject to change. To the extent we account for revenue from cryptocurrency transactions in a manner that is different than the manner ultimately established by the SEC and GAAP, such revenue information, and the timing of revenue recognition, could vary materially and require subsequent adjustment. Any such adjustment could materially impact Bakkt’s reported results of operations, which could have negative outcomes for Bakkt and harm its reputation and could affect the reporting of transactions completed before the announcement of a change.

Bakkt’s merchant partners may be subject to sales reporting and record-keeping obligations.

A number of U.S. states and the U.S. federal government have implemented or are in the process of implementing reporting or record-keeping obligations on companies that engage in or facilitate e-commerce to improve tax compliance. Additionally, a number of jurisdictions are reviewing whether payment service providers and other intermediaries could be deemed to be the legal agent of merchants for certain tax purposes. Bakkt may be required to modify its systems to comply with future requirements, which may negatively impact its consumer experience and increase operational costs. Any failure by Bakkt to comply with these and similar reporting and record-keeping obligations could result in substantial monetary penalties and other sanctions, adversely impact Bakkt’s ability to do business in certain jurisdictions, and harm its business.

Annex A-3

Proposed Changes in Response to Staff Comment No. 3

spending power, tapping into the trend for alternative payment methods. Merchants, such as Starbucks, that accept our alternative payment method can displace transactions off existing payment card infrastructure, which results in significant reductions in payment fees and, over time, faster settlement.

Consumer App

All of our platform’s capabilities around trading, redemption and payment come together in a seamless customer experience in our consumer app, which was made broadly available in March 2021. Our app enables consumers to see their digital assets — initially including bitcoin, cash, loyalty and rewards points, and closed-loop gift cards — in one place, and to transact easily with those assets. We plan to extend the functionality of our app by adding more merchants and loyalty partners, and additional digital assets, such as additional cryptocurrencies, and, at a later date, equities, derivatives, and ETFs, and in-game assets. We plan to expand our offering to certain additional cryptocurrencies in the third quarter of 2021, subject to an internal risk assessment and regulatory approval by NYSDFS. We also plan to offer equity securities trading through our platform in the future and may do so by partnering with an existing licensed broker-dealer, or by obtaining our own broker-dealer license.

Key Factors Affecting Our Performance

Attractiveness of Platform

Bakkt primarily generates revenue when users of our platform buy, sell, convert, spend and send digital assets through the platform, and our success depends in part on transaction volume. Business growth will come from growing users and the transaction fees associated with users buying, selling, converting and spending with digital assets, and the margin earned in connection with consumer purchases and sale of cryptoassets. Bakkt will look to grow its base of active and transacting users to grow these revenue streams.

In addition, growing partners on Bakkt’s platform increases our ability to grow revenue streams. To date, management has been focused on growing relationships with existing partners, as well as attracting new loyalty and enterprise partners, with the number of new partners increasing significantly following the launch of our consumer app in March 2021 as we were then able to add gift card partners and “view only” partners (meaning that users can view, but not transact in, their loyalty point balances with such partners). Growing the number of partners creates further opportunity for user growth and transaction usage on our platform. As of March 31, 2021, Bakkt had over 250 partners accessible through the platform, across a variety of industries, including 114 gift card partners, 48 “view only” partners, 47 bitcoin futures participants and 44 loyalty redemption partners. This includes large financial institutions such as Wells Fargo Bank, Citi and Bank of America, payment companies such as Fiserv, and travel, entertainment and retail companies such as Delta Airlines, Choice Hotels and Starbucks. In addition, Bakkt’s partners include more than 200 gift card merchants, including Home Depot, Xbox and Subway, and more than 30 “view only” loyalty sponsors, including JetBlue, Alaska Airlines, Chipotle, Domino’s and Discover Rewards. Expanding the platform capabilities leveraged by our partner set, as well as expanding with new partners, will be key to Bakkt’s business and Revenue growth.

Regulations in U.S. markets

We are subject to many complex, uncertain and overlapping local, state and federal laws, rules, regulations, policies and legal interpretations (collectively, “laws and regulations”) in the markets in which we operate. These laws and regulations govern, among other things, consumer protection, privacy and data protection, labor and employment, anti-money laundering, money transmission, competition, and marketing and communications practices, to name a few. These laws and regulations will likely have evolving interpretations and applications, and it can often be difficult to predict how such laws and regulations may be applied to our business, particularly as we introduce new products and services and expand into new jurisdictions.

We are seeking to bring trust and transparency to digital assets. We will progressively be subject to laws and regulations relating to the collection, use, retention, security, and transfer of information, including the personally identifiable information of our clients and all of the users in the information chain. We have developed and frequently evaluate and update our compliance models to ensure that we are complying with applicable restrictions.

Net revenues increased $4.6 million, or 130.7%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The increase was primarily due to an increase of $2.0 million in transaction revenues and an increase of $1.5 million in subscription and service revenue, both of which were related to the full quarter of performance from our loyalty redemption services in 2021 compared to partial quarter performance in 2020, following the acquisition of Bridge2Solutions, and increased revenue from higher customer activity in our loyalty business.

Operating Expenses

Operating expenses consist of compensation and benefits, professional services, technology and communication expenses, selling, general and administrative expense, acquisition-related expenses, depreciation and amortization, affiliate expenses, impairment of long-lived assets, and other operating expenses.

Compensation and Benefits

	Three Months Ended March 31,		Change in
	2021	2020	$	%
	(dollars in thousands)
Compensation and benefits	$15,233	$7,459	$7,774	104%

Compensation and benefits expense include all salaries and benefits, compensation for contract labor, incentive programs for employees, payroll taxes, unit-based compensation and other employee related costs except non-cash stock compensation included in acquisition-related expenses resulting from the Bridge2 Solutions acquisition. This is the most significant component of our operating expenses and we expect that our compensation and benefits expense will continue to increase in absolute dollars as we increase our headcount to support the projected growth in our business as well as our increased compliance and reporting requirements as a public company.

Headcount will also increase across functions to further strengthen our service offerings and enhance our systems, processes, and controls. We intend to grant equity awards as part of the compensation package for new employees. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 213 of this proxy statement/prospectus for the impact of accelerated vesting triggered by the proposed transaction. We expect that our compensation and expenses will decrease as a percentage of our revenue over time. Compensation and benefits increased by $7.8 million or 104%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The increase was primarily due to $4.2 million in additional salaries and wages, $3.8 million in contract labor for software development, $0.4 million in payroll taxes, $0.7 million in health care benefits and $1.1 million in additional bonuses. The majority of the increase in these costs results from the acquisition of Bridge2 Solutions, offset primarily by a reduction in severance pay of $0.6 million and capitalized software of $2.1 million.

Professional Services

	Three Months Ended March 31,		Change in
	2021	2020	$	%
	(dollars in thousands)
Professional services	$913	$1,017	$(104)	(10.2%)

Professional services expense includes fees for regulatory, legal, and accounting fees. Professional services decreased by $0.1 million or 10.2%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The decrease was primarily due to a decrease of $0.1 million in professional fees and $0.2 million in legal fees, offset by an increase in audit and tax fees of $0.2 million.

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Annex A-4

Proposed Changes in Response to Staff Comment No. 4

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus. The following table sets forth our consolidated results of operations for the periods shown:

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Revenues:
Net revenues	$8,145	$3,530	$28,495 (1)	$(881)
Other	—	—	—	17

Total revenues	$8,145	$3,530	$28,495 (1)	$(864)

Operating expenses:
Compensation and benefits	15,233	7,459	43,141	23,237
Professional services	913	1,017	5,751	4,150
Technology and communication	2,786	2,017	9,741	4,256
Selling, general and administrative	6,109	780	8,219	2,617
Acquisition-related expenses	7,820	11,142	13,372	731
Depreciation and amortization	2,794	1,098	8,159	324
Affiliate expenses	471	1,070	3,082	500
Impairment of long-lived assets	—	1,393	15,292	—
Other operating expenses	429	32	857	—

Total operating expenses	36,555	26,008	107,614	35,815

Operating loss	(28,410)	(22,478)	(79,119)	(36,679)
Interest income, net	(49)	426	123	3,280
Other income (expense), net	(338)	396	(218)	224

Loss before income taxes	(28,797)	(21,656)	(79,214)	(33,175)
Income tax (expense) benefit	(23)	(37)	(391)	199

Net loss	$(28,820)	$(21,693)	$(79,605)	$(32,976)
Currency translation adjustment, net of tax	79	(296)	191	—
Comprehensive loss	$(28,741)	$(21,989)	$(79,414)	$(32,976)

(1)

For the year ended December 31, 2020, includes revenue of approximately $30.8 million from Bridge2Solutions and approximately $2.2 million from Bakkt, partially offset by approximately $4.5 million in contra-revenue from Bakkt.

Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020

Revenue

	Three Months Ended March 31,		Change in
	2021	2020	$	%
	(dollars in thousands)
Net revenues	$8,145	$3,530	$4,615	130.7%

Net Revenues

Net revenues consist of transaction revenue (net of rebates, liquidity payments, exchange and clearing expenses, and Class B warrant asset amortization), subscription and service revenue.

Income Tax (Expense) Benefit

	Three Months Ended March 31,		Change in
	2021	2020	$	%
	(dollars in thousands)
Income tax (expense) benefit	$(23)	$(37)	14	(38.5%)

The Company’s effective tax rate for the three months ended March 31, 2021 and 2020 was (0.1%) and (0.2%), respectively. The effective tax rate is lower than the federal statutory rate primarily because the substantial majority of the earnings are from the Bakkt Holdings, LLC partnership and the single member LLCs held by the partnership, where earnings flow through to the partners at the consolidated level. Income tax (expense) benefit consists of income taxes primarily related to our Canadian subsidiary. Income tax (expense) benefit decreased by less than $0.1 million, or 38.5%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

	Year Ended December 31,
	2020		2019	$ Change	% Change
	(dollars in thousands)
Net Revenues	$28,495	(1)	$(881)	$29,376	3,334.4%
Other	—		17	(17)	N/A

Total revenues	$28,495	(1)	$(864)	$29,359	3,398.0%

(1)

For the year ended December 31, 2020, includes revenue of approximately $30.8 million from Bridge2Solutions and approximately $2.2 million from Bakkt, partially offset by approximately $4.5 million in contra-revenue from Bakkt.

Net Revenues

Net revenues consist of transaction revenue (net of rebates, liquidity payments, exchange and clearing expenses, and Class B warrant asset amortization), subscription and service revenue. Net revenues increased $29.4 million, or 3,334.4% for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase primarily consists of an increase of $8.6 million in transaction revenues and an increase of $20.8 million in subscription and service revenue, both of which are related to the performance from our loyalty redemption services in 2020 following the acquisition of Bridge2Solutions.

Operating Expenses

Operating expenses consist of compensation and benefits, professional services, technology and communication expenses, selling, general and administrative expense, acquisition-related expenses, depreciation and amortization, affiliate expenses, impairment of long-lived assets, and other operating expenses.

Compensation and Benefits

	Year Ended December 31,
	2020	2019	$ Change	% Change
	(dollars in thousands)
Compensation and benefits	$43,141	$23,237	$19,904	85.7%

Compensation and benefits expense includes all salaries and benefits, compensation for contract labor, incentive programs for employees, payroll taxes, unit-based compensation and other employee related costs except